Exhibit 99.5

EXCHANGE AGENT & INFORMATION AGENT AGREEMENT

                    , 2014

Global Bondholder Services Corporation

65 Broadway – Suite 404

New York, New York 10006

Attn:      Harvey Eng

Ladies and Gentlemen:

Service Corporation International, a Texas corporation (the “Company”), is offering to exchange any and all of its outstanding $550,000,000 of 5.375% notes due 2024 (the “Old Notes”) for up to $550,000,000 of new 5.375% notes due 2024 (the “New Notes”), upon the terms and conditions set forth in its Offer to Exchange, dated                     , 2014 (the “Offer to Exchange”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits A and B, respectively, and which together, as they may be amended from time to time, constitute the “Offer.” The “Expiration Date” shall be 5:00 p.m., New York City time, on                     , 2014, as may be extended by the Company from time to time. Capitalized terms used herein but not otherwise defined herein shall have the meaning provided in the Offer. If there is any conflict between capitalized terms defined in this Agreement and the Offer, such terms shall have the meaning provided in the Offer.

The Company hereby appoints Global Bondholder Services Corporation to act as exchange agent (the “Exchange Agent”) and information agent (the “Information Agent”) in connection with the Offer. References hereinafter to “you” or “your” shall refer to Global Bondholder Services Corporation.

1) Exchange of Notes. In your capacity as Exchange Agent, you will receive tenders of Old Notes and revocations of tenders of Old Notes. Subject to the terms and conditions of this Agreement, you are authorized to accept such tenders of Old Notes and revocations of tenders of Old Notes in accordance with the terms of the Offer, and to act in accordance with the following instructions:

(a) Tenders of Old Notes may be made only as set forth in the section of the Offer to Exchange entitled “The Exchange Offer” and as set forth in the Letter of Transmittal. Old Notes shall be considered validly tendered only if:

(i)	you receive a Confirmation (as defined below) relating to such Old Notes prior to the Expiration Date; and

(ii)	the Company has determined that the items received are adequate pursuant to Section 2 of this Agreement.

(b) For the purpose of this Agreement: (i) a “Confirmation” means (A) an Agent’s Message confirming the book-entry transfer of Old Notes into a designated account at The Depository Trust Company (the “Book Entry Transfer Facility”), or (B) the delivery of Old Notes in certificate form and either an Agent’s Message or a properly completed and duly executed Letter of Transmittal (or facsimile thereof) relating thereto; (ii) an “Agent’s Message” means a message (including a printout generated by a computer terminal) transmitted by electronic means by the Book Entry Transfer Facility, in accordance with the normal procedures of the Book Entry Transfer Facility and the Exchange Agent, to and received by the Exchange Agent, which states that the Book Entry Transfer Facility has received an express and unconditional acknowledgment from a participant in the Book Entry Transfer Facility tendering Old Notes and agreeing to be bound by the terms of the Offer; and (iii) an “Eligible Institution” means a firm that is a member in good standing of a recognized medallion program approved by the Securities Transfer Association, Inc., or is otherwise an “eligible guarantor institution” as that term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended.

(c) In connection with the Offer, you are expressly authorized to enter into agreements or arrangements with the Book Entry Transfer Facility or any other party which, among other things, provide that (i) delivery of a Confirmation will satisfy the terms of the Offer in accordance with the terms of the Offer, (ii) such agreements or arrangements are enforceable against the Company by the Book Entry Transfer Facility, such other party, or any other participant in the Offer, and (iii) you, as Exchange Agent and Information Agent, are authorized to make any necessary representations or warranties thereunder.

2) Procedure for Defective Items. (a) You will examine each Confirmation you receive to determine whether you believe such tender may be defective. In the event you have reason to believe of the existence of a defect in connection with a tender of Old Notes or a revocation of tender of Old Notes, you are authorized to notify the person tendering or withdrawing such Old Notes, its nominee, the Book Entry Transfer Facility, or, if applicable, the Eligible Institution, of the existence of such defect.

(b) The Company shall retain responsibility for final determinations whether any tender or revocation of tender is complete and proper. In the event the Company determines that any tender or revocation of tender is defective, you shall notify the person tendering or withdrawing such Old Notes, its nominee, the Book Entry Transfer Facility, or, if applicable, the Eligible Institution, of such determination.

3) Amendment/Extension/Termination of Offer. The Company shall promptly provide you written notice of any amendment, extension (including extension of the Expiration Date and any other deadlines), or termination of the Offer.

4) Report of Tender Activity. At or prior to 10:00 a.m., New York City time, or as promptly as practicable thereafter, on each business day, you shall notify each of the parties named below of (i) the number of Old Notes duly tendered on the preceding business day; (ii) the number of Old Notes withdrawn on such preceding business day; and (iii) the cumulative totals of Old Notes in categories (i) and (ii) above:

(a)	Aaron Foley (Service Corporation International) — Aaron.Foley@Sci-us.com

(b)	Curtis Briggs (Service Corporation International) — Curtis.Briggs@Sci-us.com

(c)	Jonathan DeSantis (Shearman & Sterling LLP) — Jonathan.DeSantis@Shearman.com

(d)	Reed Schuster (Shearman & Sterling LLP) — Reed.Schuster@Shearman.com

You shall furnish to the Company information regarding the tendering holders of Old Notes, to the extent such information has been furnished to you, as requested from time to time.

5) Distribution of Entitlements. If, under the terms and conditions set forth in the Offer, the Company becomes obligated to accept and pay for Old Notes tendered, the Company shall deposit with the Book Entry Transfer Facility New Notes in an amount equal to the aggregate principal amount of all Old Notes tendered through the Book Entry Transfer Facility, in accordance with the terms of the Offer and the notice provided by you to the Company, specifying the amounts, settlement date and time, and other instructions for such distributions, in the following account:

Chase Manhattan Bank

Four New York Plaza

New York, NY 10004

A/C Depositary Trust Company

Reorg Deposit Account # 066-027608

ABA # 021000021

If Old Notes are tendered in the form of physical certificates to you, the Company shall deposit with you New Notes in an amount equal to the aggregate principal amount of all Old Notes tendered in physical form, in accordance with the terms of the Offer and the notice provided by you, in an account designated by you.

6) Information Agent. In your capacity as Information Agent you shall arrange and coordinate:

(a)	Printing activities, if requested;

(b)	Estimates of the number of offering materials required;

(c)	Distribution of offering materials to the beneficial owners of Old Notes or the brokers, dealers, custodian banks and other nominees;

(d)	A dedicated toll-free line for all Note holder queries; and

(e)	Reimbursement of brokers, dealers and custodian banks for mailing costs associated with distribution of offering materials, subject to collection from the Company of monies for this purpose.

7) Instructions and Lists of Note Holders. (a) You are authorized to act upon the oral and written instructions of the Company, and its agents and advisors. Any instructions given to you orally shall be confirmed in writing, via email or facsimile, as soon as practicable. You shall not be liable or responsible, and shall be fully authorized and protected, for acting or failing to act upon any instructions that conflict with a written confirmation or that conflict with prior or subsequent instructions. In the event you become aware of such a conflict, you will use reasonable efforts to seek clarification of such instructions.

(b) In order to carry out your duties under this Agreement, the Company will provide to you, or cause to be provided to you, copies of the lists of holders of the Old Notes as of the record date of the Offer, showing the names and addresses of, and the principal amount of Old Notes held by, such holders as reflected on the books and records of the Company, the trustee(s) of the Old Notes, and the Book Entry Transfer Facility. These lists will specifically identify any holders who hold Old Notes in the form of physical certificates. You shall be fully authorized and protected for acting upon these lists; you shall not be liable or responsible for any inaccuracies or conflicts within or among these lists, nor obligated to verify the accuracy of, or resolve conflicts among, these lists. In the event you become aware of any such inaccuracy or conflict, you will use reasonable efforts to seek clarification from the Company.

8) Fees. Whether or not any Old Notes are tendered or the Offer is consummated, for your services hereunder we shall pay to you compensation in accordance with the fee schedule attached hereto, together with reimbursement for out-of-pocket expenses, including reasonable fees and disbursements of your counsel.

9) Authorizations and Protections. You:

(a)	shall have no duties or obligations other than those specifically set forth herein, or as you and the Company may subsequently agree to in writing;

(b)	shall have no obligation to make payment for any tendered Old Notes unless (i) Old Notes are tendered to you in physical form accompanied by all completed documentation deemed necessary or desirable by you (including any tax forms), and (ii) the Company shall have provided the necessary federal or other immediately available funds to pay the full amounts due and payable with respect thereto;

(c)	shall be regarded as making no representations and having no responsibilities as to the validity, sufficiency, value, or genuineness of the Old Notes, the New Notes, or the Offer;

(d)	shall not be called upon at any time to advise any person considering tendering Old Notes or revoking a tender of Old Notes pursuant to the Offer as to the wisdom of making such tender or revocation;

(e)	may rely on and shall be authorized and protected in acting or failing to act upon any certificate, instrument, opinion, notice, letter, telegram, telex, facsimile transmission, email, electronic transmission, Confirmation, or other document delivered to you and believed by you to be genuine and to have been signed or transmitted by the proper party or parties;

(f)	may consult counsel satisfactory to you, and the advice of such counsel shall be full and complete authorization and protection in respect of any action taken, suffered, or omitted by you hereunder in good faith and in accordance with the advice of such counsel;

(g)	shall not be liable or responsible for any statement contained in the Offer or any other statements or documents relating thereto;

(h)	shall not be liable or responsible for any determination or obligation of the Company or of any other person with respect to compliance with any applicable law, regulation, or rule, including applicable securities and tax laws, regulations, and rules, and shall not be obligated to take any legal action in connection with the Offer;

(i)	shall not be liable or responsible for the failure of the Book Entry Transfer Facility, any Eligible Institution, or any other party to comply with the terms of the Offer;

(j)	shall have no obligation to pay any brokers, dealers, or soliciting fees to any person; and

(k)	shall not be liable or responsible for any delay, failure, malfunction, interruption, or error in the transmission or receipt of communications or messages through electronic means to or from the Book Entry Transfer Facility, any Eligible Institution, any broker, dealer, custodian bank, or any other participant in the Offer, or for the actions or omissions of any person in connection with any such message or communication.

10) Indemnification.

(a) The Company agrees to release, indemnify, hold harmless, and defend you, your agents, employees, and owners (each an “Indemnified Person”) against any and all claims, demands, actions, losses, liability, judgments, fines, penalties, expenses, and reasonable attorneys’ fees (each a “Loss”) arising out of, claimed on account of, or in any manner predicated upon the Offer or the actions or duties of an Indemnified Person under this Agreement (including actions or duties that are mandatory or discretionary), unless a court of competent jurisdiction renders a final determination that such Loss was the result of the gross negligence or intentional misconduct of an Indemnified Person; provided, however, that under no circumstances shall an Indemnified Person be deemed to have acted with gross negligence or intentional misconduct when acting upon the instructions of the Company, or any of its agents or attorneys (each a “Transaction Party”), or when a Transaction Party substantially contributed to such Loss. In no event shall an Indemnified Person be liable to any Transaction Party or any third party for special, indirect, punitive, incidental, or consequential loss or damage of any kind whatsoever (including, but not limited to, lost profits), even if such Indemnified Person has been advised of the likelihood of such damages and regardless of the form of action. The Company shall advance all reasonable and documented expenses incurred by an Indemnified Person in connection with the investigation, defense, settlement, or appeal of any proceeding to which such Indemnified Person is a party or is threatened to be made a party related to the Offer or its actions or duties under this Agreement. Global Bondholder Services Corporation hereby undertakes to promptly repay such amounts advanced only if, and to the extent that, it shall ultimately be determined by such court of competent jurisdiction rendering a final determination that such Indemnified Person is not entitled to be indemnified by the Company under the provisions of this Agreement. Promptly after you become aware of the commencement of any such action, you shall, if a claim in respect thereof is to be made against the Company, notify the Company in writing of the commencement thereof.

(b) In the event any question or dispute arises with respect to the proper interpretation of this Agreement, your duties hereunder, or the rights or obligations of the Company, any holder of Notes, or any other party in interest to the Offer, you shall not be required to act and shall not be held liable or responsible for your refusal to act until the question or dispute has been judicially settled (and you may, if you in your sole discretion deem it advisable, but shall not be obligated to, file a suit in interpleader or for a declaratory judgment for such purpose) by final judgment rendered by a court of competent jurisdiction, binding on all Note holders and parties interested in the matter, that is no longer subject to review or appeal, or settled by a written document in form and substance satisfactory to you and executed by the Company. In addition, you may require for such purpose, but shall not be obligated to require, the execution of such written settlement by all of the Note holders and all other parties that may have an interest in the settlement.

This Section shall survive termination of this Agreement.

11) Termination and Resignation. Unless terminated earlier by the parties hereto, this Agreement shall terminate upon (a) the Company’s termination or withdrawal of the Offer, or (b) if the Company does not terminate or withdraw the Offer, the date which is thirty (30) days after the Expiration Date of the Offer. You may resign from your duties under this Agreement upon thirty (30) days’ written notice to the Company.

12) Representations, Warranties, and Covenants. The Company represents, warrants, and covenants, as of the date hereof and the date of the commencement of the Offer, that (a) it is duly incorporated, validly existing, and in good standing under the laws of its jurisdiction of incorporation, (b) the making and consummation of the Offer and the execution, delivery, and performance of all transactions contemplated thereby have been duly authorized by all necessary corporate action and will not result in a breach of, or constitute a default under, the certificate of incorporation or bylaws of the Company or any indenture, agreement, or instrument to which it is bound, (c) this Agreement has been duly executed, authorized, and delivered by the Company and constitutes the legal, valid, binding, and enforceable obligation of it, (d) the Offer complies, and will comply, in all material respects with all applicable requirements of law and regulation, and (e) to the best of its knowledge, there is no litigation pending or threatened in connection with the Offer.

13) Notices. All notices, requests, and other communications required to be in writing will be delivered to the address or transmitted to the facsimile indicated on the signature page hereof, or, if requested by a party, transmitted to an email address specified by such party.

14) Records. You shall preserve records and dispose of surplus materials in accordance with your customary procedures.

15) Miscellaneous.

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to conflict of laws rules or principles. Except for an action filed pursuant to Section 10(b) of this Agreement, which may be brought in any court of competent jurisdiction in which the underlying question or dispute has arisen, any action between the parties to this Agreement arising out of this Agreement shall be litigated in courts located in New York City, New York.

(b) No provision of this Agreement may be amended, modified, or waived, except in a writing signed by the parties hereto.

(c) In the event that any claim of inconsistency between this Agreement and the terms of the Offer arise, as they may from time to time be amended, the terms of the Offer shall control, except with respect to the duties, liabilities and rights, compensation, and indemnification of you, which shall be controlled by the terms of this Agreement.

(d) If any provision of this Agreement shall be held illegal, invalid, or unenforceable by any court, this Agreement shall be construed and enforced as if such provision had not been contained herein and shall be deemed an Agreement between us to the full extent permitted by applicable law.

(e) This Agreement may not be assigned by any party without the prior written consent of the other party. This Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the respective successors and permitted assigns of the parties hereto.

(f) You shall not be liable for any failure or delay arising out of conditions beyond your reasonable control including, but not limited to, work stoppages, fires, civil disobedience, riots, rebellions, storms, electrical, mechanical, computer or communications facilities failures, acts of God, or similar occurrences.

(g) This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same agreement.

Please acknowledge receipt of this Agreement, and confirm the arrangements herein provided, by signing and returning the enclosed copy hereof, whereupon this Agreement and your acceptance of the terms and conditions herein provided shall constitute a binding Agreement between us.

Very truly yours, SERVICE CORPORATION INTERNATIONAL

By:

Name:	Eric D. Tanzberger
Title:	Senior Vice President,
Chief Financial Officer and Treasurer
Address for notices:
1929 Allen Parkway,
Houston, TX 77019
Facsimile: 713-525-5596

Accepted and agreed to by:

GLOBAL BONDHOLDER SERVICES CORPORATION

as EXCHANGE AGENT & INFORMATION AGENT

By:
Name: Harvey Eng
Title: Managing Director

Address for notices:	65 Broadway – Suite 404
New York, New York 10006

Facsimile: 212-430-3775 or 212-430-3779

SCHEDULE 1

GLOBAL BONDHOLDER SERVICES CORP.

Schedule of Fees

as

Information and Exchange Agent

I. Exchange Agent:	$5,000.00
Includes the following:

•       Assigned deal administrator

•       Notice of Guaranteed Delivery items (if applicable)

•       Withdrawal items

•       Creation and distribution of daily activity reports

•       Coordination of Payment to Bondholders

•       Calculating pro-rata items (if necessary)

II. Midnight Expirations	$1,500.00 per
III. Extensions of Offer	$1,500.00 per
IV. Information Agent:	$5,000.00

Includes the following:

•       Assigned deal administrator

•       Dedicated toll-free ‘800’ Offer information hot-line

•       Coordinate the distribution of Offer material to bondholders

•       Assist in the coordination of all printing activities

•       Determining the material requirements

•       Status reporting to management

•       Payment of all broker forwarding invoices, subject to collection from you of monies for this purpose

V. Outgoing Calls (if required)	$5.00
VI. Inbound Calls, each	$4.50
VII. Out-of-pocket expenses, including overtime, mailing costs, postage, transportation, etc.	Additional